

17018604

ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTSHARES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2820 W Maple Rd - Suite 232
(No. and Street)

Troy	Michigan	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. GOGGINS — 248 641-9777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael J. Goggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investshares, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public

Signature

President

Title


JESSICA A HEISS
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF MACOMB
My Commission Expires Sept. 24, 2020
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTSHARES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2016


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA

CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

INVESTSHARES, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Financial Condition

Statement of Income

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to the Financial Statements

Computation of Net Capital Under SEC Rule 15c3-1

Reconciliation Between Audited and Unaudited Net Capital Computation

Independent Auditors' Report on Internal Controls Under SEC Rule 17A-5(g)(1)

Report of Independent Registered Public Accounting Firm

Broker Dealer's Exemption Report

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board Of
Investshares, Inc.
Troy, Michigan

We have audited the accompanying statement of financial condition of Investshares, Inc., (a Michigan corporation), as of December 31, 2016, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility Investshares, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investshares, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Investshares, Inc.'s financial statements. The supplemental information is the responsibility of Investshares, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 14, 2017

INVESTSHARES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	15,009
Commissions receivable		1,878
Accounts receivable from affiliated entity		847
TOTAL CURRENT ASSETS		17,734

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable		25
Accounts payable to affiliated entity		805
TOTAL LIABILITIES		830
STOCKHOLDER'S EQUITY		
Common Stock; No par value, 1,000 shares issued and outstanding		-
Paid-in capital		32,936
Retained earnings (deficit)		(16,032)
TOTAL STOCKHOLDER'S EQUITY		16,904
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,734

INVESTSHARES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	
Commissions revenue	$ 30,624
TOTAL REVENUE	30,624
EXPENSES	
Employee compensation	5,947
Commissions expense	1,249
Occupancy	3,671
Regulatory and compliance	3,200
Professional fees	8,716
Communication expenses	488
Administrative expenses	2,258
TOTAL EXPENSES	25,529
NET INCOME	$ 5,095

INVESTSHARES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ -	$ 28,436	$ (21,127)	$ 7,309
Net Income	-	-	5,095	5,095
Stockholder's contributions	-	4,500	-	4,500
BALANCE AT THE END OF THE YEAR	$ -	$ 32,936	$ (16,032)	$ 16,904

INVESTSHARES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	5,095
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		163
Accounts receivable from affiliated entity		(847)
Increase (decrease) in operating liabilities:		
Commissions payable		(47)
Accounts payable to affiliated entity		805
Net Cash Provided by Operating Activities		5,169
CASH FLOWS FROM INVESTING ACTIVITIES		
Stockholder contributions		4,500
Net Cash Provided By Investing Activities		4,500
NET INCREASE IN CASH		9,669
CASH AT BEGINNING OF YEAR		5,340
CASH AT END OF YEAR	$	15,009

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Investshares, Inc. (the Firm) was formed as a Michigan corporation in the state of Michigan. The Firm is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm sells mutual funds, annuities and life insurance and is registered in the states of California, Florida and Michigan.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2016.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

   The Firm is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

e. Commissions Receivable— Commissions receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required.

f. Advertising—The Firm's advertising costs are expensed as incurred. The Firm had advertising costs of $156 for the year.

NOTE 2: TRANSACTIONS WITH AFFILIATED ENTITY

The Firm has entered into an expense sharing agreement with an affiliated entity (common ownership). Rent for the building they occupy is shared 50% for each entity. Rent expense for the year was $3,671.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (mutual funds and or variable annuities only". During the year ended December 31, 2016 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as S corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The stockholders are taxed individually on their share of the Firm's earnings. The Firm is subject to certain state taxes. No provision for state income taxes is required at December 31, 2016.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2016.

The firm's federal and state income tax returns for 2013 through 2016 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2016, net capital as defined by the rules, equaled $14,204. The ratio of aggregate indebtedness to net capital was 5.84%. Net capital in excess of the minimum required was $9,204.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2016 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (1).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2016. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

INVESTSHARES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	16,904
less nonallowable assets from Statement of Financial Condition		(847)
Net capital before haircuts on securities positions		16,057
Haircuts on securities		-
Net Capital	$	16,057
Aggregate Indebtedness	$	805
Net capital required based on aggregate indebtedness (6-2/3%)		54

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	11,057

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggreate indebteness		81
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	10,057
Percentage of Aggregate Indebtedness to Net Capital		5.01%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board Of
Investshares, Inc.
Troy, Michigan

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2016 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 14, 2017


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board Of
Investshares, Inc.
Troy, Michigan

In planning and performing our audit of the financial statements of Investshares, Inc. as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered Investshares, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Investshares, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Investshares, Inc. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Investshares, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Investshares, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Investshares, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Investshares, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at February 14, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 14, 2017

INVESTSHARES, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2016


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board Of
Investshares, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Investshares, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (1), and Investshares, Inc. stated that Investshares, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Investshares, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 14, 2017

InvestShares Inc.
2820 W. Maple Rd
Suite 232
Troy MI 48084

2/16/17

Edward Opperman, CPA
1901 Kossuth Street
Lafayette, IN 47905

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(I)(B)(2)

To the best knowledge and belief, InvestShares Inc.,

1. Claims exemption 15c3-3(k)(1) from 15c3-3;
2. We have met the identified exemption from January 1, 2016 through December 31,2016
3. We have no exceptions to report this fiscal year.

Regards



Michael J. Goggins

Date: 2-16-2017

President
InvestShares Inc.